2001 Annual Report | **28th Year** | **International Presence. World-Class IT Solutions.**



CBR
LISTED
NYSE

ciber
Inc

Everyone in the "American Family" lost family members on September 11, 2001. We grieve together. We thank those that fought off terrorists and those cleaning up. We thank everyone, especially the U.S. military, fighting around the world for human decency and to eliminate heartless terrorists.



Specialists who are committed to excellence, willing to lead, and have a passion to effect change.



CIBER's unique "purple i" branding again gained national exposure through television commercials on the network broadcast of the prestigious International at Castle Pines Golf Tournament and other local venues.

TABLE OF CONTENTS

FIVE YEAR SUMMARY

Financial Highlights

In thousands, except per share data		Years Ended December[1] 1997	1998	1999	2000	2001
Operating Data:						
Revenues	$	498,833	645,207	741,947	621,534	558,875
Amortization of intangible assets	$	3,706	4,179	12,123	14,032	12,155
Operating income before other charges	$	45,562	81,161	76,657	26,871	5,647
Other charges	$	2,187	3,886	–	83,768	3,051
Operating income (loss)	$	43,375	77,275	76,657	(56,897)	2,596
Net income (loss)[2]	$	25,849	46,648	46,701	(66,775)	1,684
Net income (loss) per share – diluted[2]	$	.49	.85	.80	(1.15)	.03
Cash net income[3]	$	28,209	49,344	56,358	24,846	10,679
Cash earnings per share – diluted[3]	$	.54	.90	.96	.42	.18
Share Data:						
Weighted average shares – diluted		52,294	54,885	58,727	58,776	58,698
Shares outstanding at end of period[4]		51,359	53,742	57,697	56,775	60,455
Share price at end of period	$	29.00	27.81	27.50	4.88	9.45
Balance Sheet Data:						
Current assets	$	140,794	205,515	152,831	157,412	160,765
Total assets	$	189,967	265,968	422,568	326,347	368,751
Total current liabilities	$	52,988	65,488	74,848	54,494	58,827
Total liabilities	$	52,988	65,488	80,312	56,105	77,461
Total shareholders' equity	$	136,979	200,480	342,256	270,242	291,290
Other Data:						
Revenue growth		43.2%	29.3%	15.0%	(16.2%)	(10.1%)
Operating income margin*		9.1%	12.6%	10.3%	4.3%	1.0%

[1] CIBER changed its fiscal year end to December 31 from June 30, effective December 31, 1999; all data is presented here on a calendar basis.
[2] Pro forma net income, after tax adjustments for 1997-1998.
[3] Cash net income equals net income plus tax adjusted amortization expense and 2000's goodwill impairment charge.
[4] Net of Treasury Shares
* Excluding other charges.


Revenues 2001 (in millions)
150
125
100
Q1
Q2
Q3
Q4


Cash Flow 2001 (in millions)
(Net Income + Depreciation + Amortization)
7
5
3
1
Q1
Q2
Q3
Q4

2001 – IN REAR VIEW

If we can learn from our past, 2001 was an opportunity for a condensed post-graduate degree.

Our industry's overall revenues contracted in 2001. CIBER's revenues decreased 10% from 2000. Our comparable competition was no better, while some were down 10-20%, others were down 35% and more year-to-year. The rough start to the millennium was characterized by many *upstart competitors* going bankrupt or having to sell out in 2001, with others following in early 2002.

The year was chronicled early by a slow deterioration in the national economy manifested, in part, by over 500 dotcom funerals. The year proceeded with caution. Then, the morning of September 11th sent shockwaves through several industries and another round of budget deferrals in most all meaningful IT departments.

When all was said and done, 2001 was the toughest year in our sector's history, far worse than 2000 or the previous respite in 1990-91.

The Dow Jones Industrial Average fell back-to-back in 2000 and 2001 for the first time since 1977 and 1978. However, CIBER's year-end stock price climbed 93% to $9.45, from the awful 2000 year-end price of $4.88. We believe this is because Wall Street has begun to show confidence that our sector will be bouncing back.

2002 – REBOOTING THE MILLENNIUM

As 2001 was seemingly the year that wouldn't end, 2002 arrived with a sense of hope - at least as the year proceeds. The economic stimulus of the Federal Reserve was well orchestrated, but it still takes time to be effective. While pessimists argue economic recovery won't occur until 2003 or 2004, most learned writings lean toward a recovery starting between May to October 2002.

We judge ourselves by what we feel capable of doing, while others judge us by what we have already done.

H.W. Longfellow

Whatever the start date, the recovery will see the emergence of a new IT services landscape. Gone are the Internet Services Providers, diminished are the non-scaling, cash-only boutiques. The larger, well-established players survived, and some took advantage of the turmoil.

CIBER was opportunistic and aggressive. We made three business combinations, including our largest ever. We opened two offices in continental Europe. We combined our Waterstone subsidiary into CIBER. And, lastly, but materially, we re-configured DigiTerra to bring better focus to sales by vendor practices and garner previously elusive cost containment. *No competitor was as diligent in getting ready for forthcoming growth opportunities while simultaneously stripping out substantial costs.*

Business Combinations – 2001

Century Consulting – Kansas City telecom experts, including new leadership. $10 million revenues.

Aris Corp. – $30 million Oracle and Microsoft experts. New breadth, including England.

Metamor Industry Solutions – $90 million revenues, public sector experts, long history, great people and clients, formerly Cutler-Williams & Dynamic Resources.

In automobile terms, we overhauled CIBER's engine. We changed some parts and our new engine has a lot more horsepower than last year's model.

GLOBAL GROWTH

Euro Start-Ups – 2001

Hungary (June 2001) – A one-man band in June has become a mini-orchestra. Our most aggressive start-up is already standing on its own.

Germany (July 2001) – Quality, experienced cadre of six opened in Cologne and is scaling revenue.

Netherlands (Second Office/November 2001) – Building upon our successful HQ in Eindhoven, we opened a second office closer to Amsterdam in Nieuwegein.

CIBER's Strategies

Our strategies are both traditional and updated. In perspective, they are to:

Build Upon Our Strengths

- Very high customer satisfaction.
- 28 years of loyal service, year in, year out.
- Financial strength, NYSE listed.
- International dispersion - 6 countries, 50+ offices.
- 5000 professional employees.
- Majority of revenues are now "project solutions."
- Critical alliances with the leading software vendors: PeopleSoft, Oracle, SAP, Lawson, J.D. Edwards, Microsoft, IBM, Siebel, ...
- Public Sector expertise: Federal, State and Local.

Increase Revenues

- Stabilize all offices of all business units.
- Shift core operations to growing markets and services.
- Build more vertical market expertise.
- Acquire businesses at favorable valuations.

Increase Operating Margins

- Raise utilization 2-5%.
- Increase the billable to overhead staff mix; be more efficient.
- Look line item by line item at costs.
- Increase Revenue and Operating Income/Employee.

Better Establish The CIBER Brands

- Continue targeted marketing.
- Increase speaking and print opportunities.
- Pursue Industry Analysts' (e.g., Gartner/Dataquest) recognition.
- Consistently apply "CIBER" in Europe.
- Reinforce DigiTerra's differentiation.

THE NEXT 12 MONTHS – HARVESTING OUR LABOR

We have been true farmers this last year. We have worked long hours, seeded, watered and nurtured our business model. Soon will come the time to begin the harvest, in fact,

The harvest has in part begun. The fourth quarter of 2001 was better than the third quarter. The March 2002 quarter, which will be finished and published by the time this report is circulated, will have been competitive with the December 2001 quarter. Wall Street recognizes that good quarters often come in a series. It is our intent to get and keep this string rolling as CIBER did for years in the mid to late 1990's.

THIS YEAR'S REPORT

Fall seven times, stand up eight.

Japanese proverb

We encourage your close reading of the description of our operations that follows. We believe you will see the heart and care of CIBER's great employee base and the differentiation, depth and diversity of CIBER's vibrant business model shine.

IN SUMMARY

Bent, not bowed, we are stronger for surviving 2000 and 2001. We are committed to CIBER's financial growth and performance, and to increase our shareholders' value.

2002 will re-boot the millennium for CIBER, our sector and hopefully the whole economy. With an expanding global presence of world-class people and IT solutions, we are well positioned for an improving economy.

Thank you, and thanks to our employees and families, for your support of our efforts in your behalf.



Mac Slingerlend
President/CEO

Board of Directors Changes – March 2002

We welcome Jim Spira, who is rejoining our Board after a three-year absence. Among Jim's accomplishments, he currently is Chairman/CEO of American Greetings Corporation and formerly co-founded Cleveland Consulting Associates.

Jim Brocksmith resigned, we thank Jim for his contributions from 1998-2002.

Rich Montoni resigned after accepting an executive level position at a publicly-held competitor, we thank Rich for his contributions to CIBER.



Mac Slingerlend and Bobby G. Stevenson.

Business Model
Organization of Operations


ciber

CIBER BRANCHES
Custom Software Development and Integration

- **Projects & Staffing**
  - Larger Commercial Clients
  - State Gov't Practice
  - Federal Gov't Practice
  - Full Service Offices
    Data Center
    Hardware

CIBER ENTERPRISE SOLUTIONS
ERP Solutions

- **Projects**
  - Oracle Practice
  - PeopleSoft Practice
  - SAP Practice
  - CRM Practice

DIGITERRA, INC.
Middle Market Enterprise Software Solutions

- **Projects**
  - Lawson Practice
  - J.D. Edwards Practice
  - Supply Chain Solutions Practice
  - Technology Solutions Practice
    Hardware

CIBER SOLUTION PARTNERS
European Software Solutions

- **Projects**
  - SAP, Oracle, Microsoft, Bespoke – Custom Practices
- **Offices**
  - Netherlands
    Germany
    Hungary
    United Kingdom

In a year that saw many old and new IT services companies retract considerably, CIBER's Custom Branch offices held their own in 2001 with our focus on achieving a *balanced* and *hybrid business model* approach in a changing marketplace.

Our customer retention during the challenges of 2001 is a credit to our ability to deliver quality services and solutions at competitive prices.

Our history of successful business combinations continued during late 2001. The third and fourth quarter business combinations with Century, Aris and Metamor added greater depth and breadth in industry segments, geography and service offerings. The Metamor combination bolstered our state and federal government segments and expanded our geographic presence by opening up key state capitol markets. The Aris and Century combinations also increased our geographic reach and solution/service offerings.

These customer retentions and acquisitions in a challenging economic environment have enabled us to reach a critical mass to better segment and attack the IT services market.

CIBER's Custom Branch Operations now have a significant balance in the following markets:

	Of Revenues (2002 est.)
Commercial/Private Sector	60%
State & Local/Public Sector	25%
Federal/Public Sector	15%

EXTENDING OUR NEW HYBRID BUSINESS MODEL

Our strategy to move our Custom Branch Operations to a hybrid business model (consisting of *project solutions and staffing*, both in custom developed software environments) continued during 2001. Realigning the business mix and moving up the project-based value chain, without abandoning the revenue stream of our strategic staffing services, has yielded significant results. Our St. Louis, Rochester (NY), Pittsburgh, Washington, D.C., Harrisburg, and Orlando operations were among the leaders towards our hybrid business model during 2001.


Hybrid Business Model
Months
Project Solutions
(Experienced team delivering complete business solutions)
•Effective Outsourcing of Project Level Delivery
•Taking Responsibility
Strategic Staffing
(Experienced individuals providing strategic counsel to client)
•Value added Support
•Senior Consultants
Vendor-List Staffing
(Skilled individuals filling voids in the client's organization)
•JIT Order Filling Quality Individual Resources
SALES CYCLE
COMPLEXITY OF MANAGEMENT
Significant / DAYS

CIBER's hybrid business model leverages the long-standing staffing relationships that we have enjoyed for 28 years to win strategic consulting and/or project solutions and systems integration business. More than half our operations moved at least partially to our hybrid business model in 2001. Our goal is to move most, if not all, of our operations to this hybrid business model during 2002. As a result of these moves, the overall business mix of CIBER custom branch operations is approximately 40% project solutions and systems integration business and 60% strategic staffing at 2002's inception.


THE DOCUMENT COMPANY

From left to right: Joe Morone, Business Development of CIBER; Karen Benjamin, Area Director of CIBER; Carolyn Smith, Information Manager of Security Risk at Xerox and Joseph Mancuso, COO CIBER.

National Practices Demonstrate (and Deliver) Expertise

Moving to our solutions-based business model has been made possible by creating significant thought leadership, expertise and solutions delivery capabilities through our National Practices. CIBER's National Practices support the sales and delivery of services and solutions at the local operations. Pre- and post-sales support from our National Practice Leaders is paramount in closing and delivering solutions.

Enterprise Application Integration

"Integrated systems" are critical to the success of any client's IT enterprise. CIBER continues to provide Enterprise Application Integration through the use of object-oriented tools: Weblogic®* the Websphere suite®* .Net®* and other Middleware tool products. These solutions provide clients more effective and efficient ways to manage IT workflow and data exchange. (*Registered marks of BEA Systems, IBM and Microsoft, respectively.)

Business Intelligence

Our Business Intelligence solutions are geared to enhance our client's ability to make timely decisions and create intelligence from data. Client business *solutions are information focused, architected and* technology enabled. These solutions provide competitive advantage by measuring and acting upon key performance metrics. By integrating, capturing and analyzing data, we provide significant productivity gains for our clients. These solutions provide clients with speed-to-market capability, reduce levels of effort and provide the ability to easily exchange information with external organizations.

Internet Solutions

As the Internet becomes the everyday enabler that facilitates commerce and collaboration, content management and delivery become as important as data and transactions in creating top-line growth. From our Center of Excellence in East Hanover, NJ, CIBER continues to create, deliver and maintain content for Fortune 100 companies. Our Internet solutions range from Customer Relationship Management (CRM) initiatives, to enterprise portal development, to content delivery. As the Internet continues to evolve, CIBER's solutions will also evolve with a sharper focus on application development and integration to support client's needs.

Infrastructure and Security

Security continues to be a number one priority for all businesses. Disaster recovery, contingency planning and intrusion detection lead CIBER's service offerings from our Infrastructure and Security Practice. Our traditional health care clients, social services agencies and large commercial clients look to CIBER to assess the impact of HIPAA (Healthcare Insurance Portability and Accountability Act). CIBER's robust offerings can assess and remediate the applications, business processes and network infrastructure to ensure a secure environment to adhere to the HIPAA statutes.

Wireless Integration

Our Wireless Integration solutions are assisting clients to develop a mobile commerce strategy that extends beyond the Internet and Enterprise-level applications to new and existing customers, suppliers and employees. Client demand dictates focusing on custom software for sales force automation, supply chain management, field force automation and productivity tools. During 2001 we built mobile LAN's, WAN's and terrestrial solutions for government and commercial enterprises alike.

Outsourcing

As businesses refocused on their core competencies in 2001, outsourcing created opportunity for CIBER. Our Outsourcing Practice provides traditional maintenance and application enhancements outsourcing, business process outsourcing, customer call center, and help desk outsourcing. For example, our Edison, NJ Center of Excellence has focused on hosting customer applications, intrusion detection monitoring and managed services.

CIBER MANAGED SERVICES

E-mail, application software, and network security are mission critical for the successful enterprise. Understanding today's complex technology demands, CIBER has launched a comprehensive Managed Services offering.

CIBER Managed Services includes outsourcing for clients' applications, operations, and system security. This unique combination of services allows clients to off-load management and operations tasks to CIBER, thereby reducing costs, elevating reliability, and improving the security of their information resources. This offering is a natural progression for the CIBER solution team, as we possess extensive experience in server-based computing services, operations management and security management.



No longer plagued by operations worries, Kim Hoover, Ziff Davis Chief Information Officer (with Jeffrey Edelman, Vice President/Area Director of CIBER, on the left), commented, "The excellent quality of service CIBER delivers directly impacts my quality of life... Only service providers (like CIBER) can attract and retain the talent necessary to deliver excellent service."

2001 also marked the launch of CIBER's Real-time Threat Management offering. A relevant and compelling service for the e-Business enterprise, Real-time Threat Management maximizes enterprise security by monitoring for *internal and external intruders,* 24 hours per day, 365 days per year. Due to economic conditions, many clients have been forced to downsize their staffs. This offering helps clients maintain a high, consistent standard of security, without keeping their own 24/365 operations facility and staff.

Current CIBER Managed Services offerings include: Systems, Networks, Security, Database and Applications Administration, as well as Enterprise Monitoring and Call Center services.

Those who expect to reap the blessings of freedom most, like men, undergo the fatigue of supporting it.

Thomas Paine

ENSPHERICS

ENSPHERICS, INC.

Enspherics' global mission is to provide real-world digital security solutions for a variety of clients who operate in a high-risk, high-threat and high profile environments through responsive, specialized teams of talented technologists.

Digital security solutions are not only mission critical to a successful operation, but one of the fastest growing areas of infrastructure services. Today's security solutions must be made to order, layering the latest trusted technologies. As an essential component of risk management, the Enspherics solution answers the growing need to protect privacy and increase confidence in an ever-changing connected world.

Core Offerings Include:

- *Custom Security Solutions*
- *Assessments*
- *Remediation*

Enspherics has designed and managed security solutions for a broad range of commercial environments leveraged from extensive experience in major government systems. From senior management's background in the intelligence community to its efforts for NASA, the National Science Foundation and Department of Defense, Enspherics has built an impressive, broad-based list of achievements, bringing commercial security challenges together with state-of-the-art solutions.

For example, for a major client, Enspherics designed security solutions to enable nearly $2 trillion in annual e-fund transactions.

From custom-designed services to point solutions, Enspherics is the trusted single-source security provider.

CIBER'S STATE GOVERNMENT SOLUTIONS PRACTICE

CIBER has had a long, successful history of serving state governments. Late in 2001, CIBER closed the acquisition of Metamor Industry Solutions. This more than doubled our state work, helped us achieve penetration in 29 states and developed an even greater reference and knowledge base necessary for the unique needs of state government entities.

CIBER's State Government Solutions Practice now possesses over 25 years of experience, providing services to over 400+ state government agencies. CIBER has over 1,000 information technology and business information specialists dedicated to serving state government clients.

HUGE POTENTIAL EXISTS IN STATE MARKETS

Future growth in State Government spending, in part based on Federal Government mandated initiatives, expects to be driven by a variety of factors, including:

Homeland Security – The single most important responsibility of government is the physical safety of its citizens. Recently, Congress passed and the President signed a spending bill for $19.5 Billion in this fiscal year alone for Homeland Security.

Health Insurance Portability and Accountability Act. – HIPAA is a comprehensive federal law that protects the privacy of people's health information and improves the efficiency of health care delivery by standardizing electronic data interchange.

Welfare Reform – In 2002, Congress is scheduled to address the issue of welfare reform. They must decide to revise or extend the legislation to "end welfare as we know it". Welfare Reform continues to be driven by improvements in service delivery through automation.

STATE CLIENTS

Representative clients include the states of Florida, Pennsylvania, Illinois, North Carolina, Georgia, Colorado, and Tennessee. In each of these states, CIBER has a long-term relationship and is one of the leading companies providing professional services and solutions to them.

Overall we work with 29 state governments, some for 25 years. The distinctive advantage offered by CIBER is hands-on experience using Information Technology to solve business problems in specific government programs backed by years of successful project implementations in multiple states.

We are truly "leaders" and the right-hands of hard working civil servants in several states.



Sitting in chair: Randy Niewenhous, CIO of Florida Department of Children and Families. Standing left to right: Ron Frazier, CIBER and Ed Burns, CIBER.

OUR STATE GOVERNMENT SPECIALTY FOCUSES

Health and Human Services

With an extensive track record and prominent subject matter expertise in the Health and Human Services sector, CIBER has considerable experience developing solutions for statewide eligibility programs (Food Stamps and Temporary Assistance for Needy Families), Child Support Enforcement and Medicaid programs. In the Child Welfare Services (SACWIS) area, CIBER is one of the leading service providers, working on ten state engagements currently and recently.

Public Health

CIBER is in the final testing stages of the first web-based Women, Infants and Children (WIC) system. Demonstrated live at the recent National WIC Association show in San Diego, CA, the system caught the attention of WIC Directors around the country. Developed in partnership with the Commonwealth of Pennsylvania and the USDA, the system supports many facets of the WIC program business including vendor certification, compliance processing, immunization tracking, and program administration/reporting.

Law and Justice

CIBER's Law and Justice Practice provide case management and document management solutions to District Attorneys, Attorneys General, courts and correctional facilities. Our case management product, CRIMES, based on the Criminal Records Information Management product and Exchange System, is now installed in over 50 customer sites. Our Law & Justice Practice working closely with CIBER's Security Practice in developing innovative solutions to assist states with Homeland Security.

Motor Vehicles

Since most Department of Motor Vehicles' (DMV) revenues are directly associated with customer interaction, this sector is ideally suited for web-enablement. CIBER successfully implemented the DMV portal for the State of North Carolina. CIBER's Motor Vehicles Practice concentrates on assisting motor vehicle agencies and toll and airport authorities with planning, implementing and effectively using emerging information technologies.

Internet Licensing

CIBER developed the Commonwealth of Pennsylvania's first eCommerce based web portal. The *Outdoor Shop (www.outdoorshop.state.pa.us)* provides a convenient option for Pennsylvania's hunters and fishers to purchase licenses, merchandise, and magazine subscriptions via the Internet. CIBER is now offering this service to other state governments.

Enterprise Content Management (ECM)

The ECM Center of Excellence offers a comprehensive array of services, serving customers such as the Revenue Collection, Legal Case Management and Transportation industries. This group helped the Pennsylvania Department of Transportation (PennDOT) to save significant time, money and resources by developing an application to store all of their documents, and organize them in such a way that they would be readily accessible by all PennDOT employees.

Accessibility Center of Excellence (ACE)

Our ACE Team has an intimate understanding of the relationship between technology and equal rights for persons with disabilities. CIBER has been selected to serve as a member of President Bush's National Task Force on Disability and Technology. ACE offers comprehensive education and certification programs, RFP reviews, policy and technology compliance reviews, voting services, and grant preparation services.

CIBER'S FEDERAL GOVERNMENT PRACTICE

CIBER's Federal Government Practice has provided information technology support to the Federal Government and its agencies for over 20 years. We provide a wide range of value-added services for various Government agencies, including civilian, defense and national security agencies. Our objective is to enable our clients to focus on core missions, reduce program costs, and increase operational benefits. CIBER works side-by-side with our customers to implement projects that improve their business operations.

With the Federal Budget restrictions and the effects of September 11th, CIBER has a renewed focus on our Country's Homeland Security and Defense initiatives. We are directing a focus towards defense/intelligence agencies, the Immigration and Naturalization Service, the United States Customs Service and the United States Coast Guard. CIBER has provided long-term support to these agencies and is well positioned to provide continued support.

Federal Government Practice Initiatives

Defense/Aerospace – CIBER's Intelligence Sector specialists provide engineering services, operational analysis and planning, and innovative technology solutions to the Department of Defense and the Intelligence and Space Communities. CIBER's reputation in these sectors is one of being "trustworthy, best value, best practices, and with innovative solutions."

Outsourcing – Through our Federal Outsourcing Sector, we assist client companies by performing onsite and offsite functions to support their business and technology plans. It is the task of CIBER's Outsourcing team to assume the daily activities that prevent clients from concentrating their efforts on those tasks they want to attack.

The United States Army Reserve Command (see picture inset), Fort Stewart, Army JAG Corp, Housing and Urban Development, Bureau of Land Management, Federal Deposit Insurance Corporation, United States Customs Service, and National Aeronautical Space Administration are all utilizing CIBER's Federal Out-sourcing sector to provide help desks, customer care centers, application maintenance, production hosting/support, and network support.

For example, CIBER is currently providing a full range of Network Operational support for one of the largest Frame Relay networks in the United States. The United States Army Reserve Network (ARnet) is comprised of a WAN/LAN and associated hardware support for 1,100 sites and 100,000 users, handling over 6 million



From left to right first row: Tuan Vo, Firewall Management, CIBER; Patti Fugate, Project Coordinator, CIBER; Pat Benny, Deputy CIO, USARC; Ronald G. Smith, Vice President/Area Director, Federal Outsourcing, CIBER. From left to right second row: Ca Rhonda Holmes, BOA CIBER; Ben Staten, WEB Services, CIBER; MSG Mike Walker, Network Operations; Gerald King, Deputy, Network Services; MSG Patty Pegal-Day, Command Group, USARC. From left to right third row: Sergeants Major Thompson, CIO Sergeants Major; Kim Colton, Director of Operations, CIBER; Frank Maddox, Operations Manager, Wide Area Network, CIBER; MSG John Williamson, Firewall Team; Major Pillip Mickles, Chief, Network Operations. From left to right fourth row: Kim Estep, Information Assurance, CIBER; Captain Robert Guilford, Chief, Customer Service; CW3 Emilio Perez, Chief, Local Area Network.

e-mails weekly. CIBER maintains 49 sites directly with remote access support for the remaining sites. In cooperation with the Army Reserve's senior management, we are partnered to examine and develop future network support systems both inside and outside the United States Army Reserves Command.

Human Resource and Financial Management Systems – Federal Agencies and the Department of Defense are moving to upgrade their custom-developed legacy business systems to commercial-off-the-shelf applications. This has created new opportunities for CIBER's Federal Enterprise Resource Planning (ERP) practice. We are developing and winning projects that support both civilian and defense agencies.

CIBER has successfully implemented an enterprise-wide human resources and financial management system for the United States Coast Guard. The Coast Guard's Human Resource Management System (HRMS) supports over 100,000 personnel on active duty, in the reserves, retired, or in the civilian employee sector. The integration project of PeopleSoft HRMS has allowed CIBER to integrate over 80 percent of the core defense business processes for the Coast Guard.

Strategy and Enterprise Services – Today, numerous legacy enterprise systems store extremely large quantities of data, which are needed to communicate with other systems. Our challenge is to quickly provide secure and accurate management information. CIBER's focus is to assess enterprise environments and establish state-of-the-art architectures that can securely support these challenges.

We are developing innovative solutions for both civil and defense agencies across the Federal Government, including the Departments of Transportation, Justice, Treasury, Housing and Urban Development, Interior, National Institutes of Health, Center for Disease Control, Federal Deposit Insurance Corporation (FDIC), and National Aeronautical and Space Administration.

At the United States Customs Service, the Immigration and Naturalization Service, and the FDIC, CIBER is migrating major legacy, mission-critical applications. These migrations enable data to continue residence on the mainframe, however, users can securely access accurate data from their private intranet.

NATIONAL REACH.
VERTICAL DEPTH.
LOCAL ACCOUNTABILITY.

CIBER's Custom Branch Operations offer depth and breadth that is evidenced by three key indicators:

First – Our geographic coverage includes offices in all major markets and most secondary markets, from Seattle to Melbourne, FL and Boston to San Francisco. Our local teams know their markets intimately, enabling them to build long-term relationships with their clients. (See the list of our offices at the back of this report.)

Second – CIBER's revenue stream crosses all major industry verticals:


Revenue by Industry
Education 3%
City/State/
Federal Gov't 18%
Banking/
Brokerage 14%
Telecom 8%
Health Care/
Pharmaceutical 6%
Manufacturing 17%
High Tech 29%
Services 5%

Third – Our client roster, made up of Fortune 1000 and many middle-market companies, is the envy of our competitors. Currently, CIBER clients include 50% of the Fortune 100 companies, further attesting to our credibility and reputation for delivering quality services and solutions.

CLIENT SATISFACTION

CIBER's client satisfaction, as measured by an independent survey conducted mid-year 2001, reaches industry benchmark levels, creating a strong referenceable base from which we continue to grow. A 90% retention rate year after year and a 93% referenceability rate demonstrate that our technology solutions drive effectiveness and efficiencies for our clients, creating long-term relationships that often extend for decades.

QUALITY & CONSULTANT INVESTMENTS

We are continuing to invest in and implement initiatives that demonstrate our quality commitments to clients as well as enable our consultants with the tools and knowledge to effectively do their jobs. Our Center for Project Performance drives consistent, company-wide Project Management Methodology, Project Management Training and Project Audits. CIBER's 300 computer-based training courses and sales training tools are accessible through CIBERspace©, CIBER's intranet. CIBERspace also includes CIBER's Knowledge Cube©, an interactive library of tools, best practices and deliverables for use by our employees. CIBER continues to be ISO 9000 Certified as part of our overall quality programs; we have held this certification since 1994.

Where the willingness is great, the difficulties cannot be great.

Machiavelli

CIBER CUSTOM BRANCH OPERATIONS SUMMARY

With 3,750 consultants in 45 U.S. locations and over 1000 clients, our Custom Branch Operations are the foundation of CIBER. Each operation has local leadership, sales, recruiting and delivery capabilities. Each operation is focused on leveraging current relationships and developing new ones. Our consultative solutions sales approach continues to be crucial in moving our operations to our hybrid business model of IT solutions.

Our consultants are skilled technology experts whose experience crosses multiple private and public sectors, industry verticals and technology platforms.

Our clients appreciate our commitment to delivering exceptional solutions, testified by our great client referenceability, retention and satisfaction results.

CIBER has strong leadership, technology solutions, experienced and dedicated consultants and a great client base.

More than surviving 2001, we met the challenges head on and emerged a deeper and broader, leaner but stronger organization, ready to meet the opportunities of 2002.

Effective September 2001, CIBER reorganized its package software oriented groups to more effectively battle in today's highly competitive software vendor marketplace. As part of the reorganization of DigiTerra, a new division — CIBER Enterprise Solutions (CES) — was born. Russ Wheeler, a 6 year CIBER veteran and 15 year package software expert, leads CES, which provides a full line of consulting services to support the software of industry-leading enterprise solutions vendors, including Oracle, PeopleSoft and SAP. In addition to supporting the Customer Relationship Management (CRM) offerings of these Tier-1 enterprise partners, we also maintain a dedicated CRM Practice, focused primarily on providing services and support to users of leading independent CRM software, such as Siebel and Onyx.

In today's marketplace, service organizations are measured by their ability to add material value and demonstrate a Return on Investment (ROI) to customers and partner vendors. Customers seek more than just software implementation know-how, they also seek business knowledge of their market and industry. Firms that will be successful must understand their customers' business requirements, environment, and pain points. Additionally, partners are looking for "influenced" business.

In 2001, CIBER Enterprise Solutions focused on aligning its offerings to deliver the efficient, cost effective solutions that our Fortune 1000 and public sector clients demanded. We strengthened our offerings in *Healthcare, Higher Education, Public Sector, Telecommunications, and Manufacturing,* as well as other commercial vertical markets. We believe 2002 offers significant opportunities in these sectors, and we are perfectly positioned with a vertical industry focus to deliver effective, value-added solutions to these clients.

CES has developed a number of cutting-edge technical solutions aimed at the Healthcare industry, including HIPAA solutions, that further enhance packaged software solutions offered by our vendor partners. Using our proprietary Solutions Library, a virtual library of packaged solutions and customizations built for our clients that includes electronic solutions for healthcare suppliers as well as wireless Personal Digital Assistant (PDA) applications for managing inventory, we are able to reduce costs while increasing the ROI to our customers.

CES PRACTICES

Our services leverage strong partnerships with the biggest ERP software vendors, consultant qualifications and our tenured depth of experience to provide solutions that are well aligned with the needs and budgetary constraints of our clients, primarily with the following partners:

ORACLE

We are an *Oracle Certified Solutions Partner.* We were recognized by Oracle as their *2000 National Service Provider of the Year.* We deliver functional, technical, database analysis and industry-specific support to organizations of all types using Oracle enterprise software, including the eBusiness Suite and latest 11i software.

In September of 2001, CIBER acquired Aris Corporation, a leading Oracle and Microsoft Solutions consulting firm. Aris added scale and geographical presence to the existing CES Oracle Practice. Today we service our Oracle application software clients and prospects from our East and West Coast practice central offices.

PEOPLESOFT

With the longest relationship and deepest experience base of any PeopleSoft services partner, we help our PeopleSoft clients maximize their return on investment (ROI) on their Human Resources, Financials, Distribution and Higher Education Learning Solutions software investments. We are a *PeopleSoft Certified Consulting Partner,* and have earned corporate-level Certification on Internet enabled PeopleSoft Version 8.

We have over a decade of experience in PeopleSoft core financial and HRMS software modules — serving over 200 commercial and public sector clients. Throughout 2001, CIBER Enterprise Solutions helped numerous clients successfully implement enterprise systems in a wide variety of industries. A regular leading partner of PeopleSoft, we are a go-to consultant nationally by serious PeopleSoft clients.

We are well known as *PeopleSoft's leading Higher Education partner.* CES has delivered PeopleSoft Higher Education consulting solutions to more than 100 higher education institutions in the United States and Canada. One in four PeopleSoft Higher Education customers are CES customers!

University of Houston – A shining example of the solutions we provide comes from our recent successful implementation of PeopleSoft Higher Education modules at the University of Houston System. (See picture inset.)

University of Houston System (UHS) is a public university system that includes four campuses, which are home to more than 50,000 students. Since 1998, we have worked with UHS to implement its integrated PeopleSoft Human Resource Management System (HRMS), Financials and Student Administration systems. This highly complex, multiple-business-unit, multiple-application project was one of the largest PeopleSoft Higher Education implementations ever attempted. Four campuses and multiple applications later, in November 2001, the CES and UHS team celebrated the final go-live of all three integrated applications and modules.

According to Bob Shortle, University of Houston PeopleSoft Project Director, "We could not have completed this project without CIBER's expertise, both technical and functional. CIBER always had an experienced consultant when we were short of staff and needed to add a particular skill to our project team mix."



From left to right front row: Tom Payne, Senior Client Development Executive of CIBER; BK Bleakley, Project Manager of CIBER. From left to right back row: Dr. Elwyn Lee, Vice Chancellor/ Vice President for Student Affairs of UHS; Mike Dillon, Vice President of Higher Education of CIBER; Bob Shortle, Project Director of UHS; Joey Harpst, Director of Higher Education of CIBER, Chuck Shomper, Vice Chancellor/Vice President for Information Technology of UHS.

Building on our great success within this vertical market in the United States, we are working with CIBER Solution Partners U.K. to make inroads into the European Higher Education consulting market. We have already engaged with several prestigious English institutions and hope to be able to announce successes in the coming year.

SAP

Our seasoned, expert SAP consultants provide valuable business skills and software expertise in both Enterprise R/3 and SAP's New Dimension Products. A *SAP Services Partner* in the U.S. since 1997, we help SAP customers produce business efficiencies, reduce costs, and increase revenue.

Our focus for 2002 is on SAP's CRM, Business Warehouse (BW) and Supply Chain Management (SCM) modules and the value these applications can create. Spending is expected to increase in these areas and we are well positioned to capture additional market share by targeting customers who wish to optimize their customer and supplier relationships through the use of these applications.

CUSTOM RELATIONSHIP MANAGEMENT

As a *Siebel ACE Partner*, we deliver targeted CRM solutions to attract, retain and serve our clients' best and most profitable customers. Our CRM Practice has the depth and breadth of expertise across an array of CRM systems to help clients increase revenue, decrease costs and maximize ROI quickly and within budget. We also work with Onyx's CRM products, and SAP's and PeopleSoft's Vantive CRM modules.

CIBER ENTERPRISE SOLUTIONS DIVISION SUMMARY

The key to our success is delivering value to our customers, by ensuring we provide solutions to the problems they face, and delivering high returns on their ERP investments. Targeting new markets and aggressively pursuing new opportunities will ensure we can continue to grow and thrive in a difficult economy and beyond. By:

- Leveraging our world-class reputation in the markets we serve,
- Expanding our geographic presence,
- Continuing to focus on vertical markets where our industry experience provides a value-add for our customers, and
- Never losing sight of the needs and wants of our customer base, we will ensure our success in 2002 and beyond.

Continuous effort – not strength or intelligence – is the key to unlocking of potential.

Liane Cardes

Over its 13-year history, DigiTerra has built a reputation for unmatched expertise and ability to deliver business value to middle-market companies as well as divisions of Fortune 500 corporations. DigiTerra primarily provides middle-market companies packaged software assessment, planning and implementation, with an emphasis on leading package software from Lawson and J.D. Edwards, as well as several Supply Chain Management (SCM) products and hardware-related technology solutions.

2001 was a year of change and challenge for DigiTerra, as it was for many IT companies. DigiTerra has acted decisively to position itself for strong short and long-term performance. In mid-2001, DigiTerra significantly refocused and restructured its business, making leadership changes, organizational changes and transforming its cost structure. Under the leadership of its new president, Mike Mayoras (who brings more than 20 years of leadership experience, including 10 years with DigiTerra), DigiTerra stabilized its profitability.

DigiTerra made changes to enhance its ability to improve key performance indicators, including utilization, and to drive overall revenue growth. At the heart of these changes: much closer linkages with CIBER's other operations to leverage opportunities for cost synergies, cross-selling and client care. DigiTerra also implemented a new, practice-focused approach to sales, which maps sales efforts to specific company objectives, to produce an even stronger, more predictable performance.

DigiTerra continues to nurture many long-standing relationships with companies like Penguin Putnam, Inc. (see picture inset), a relationship that goes back more than a decade. DigiTerra has worked on many fronts with Penguin Putnam, the U.S. affiliate of the Penguin Group, one of the world's leading English-language publishers, which is owned by Pearson plc. Most recently, DigiTerra led the implementation of supply chain execution solutions in Penguin Putnam's two U.S. distribution centers and Penguin Group's operation in Australia.



From left to right front row: Bob Wiseman, Penguin Putnam; Scott Schuetz, DigiTerra; Carl Jolley, Penguin Putnam and Ken Mullen, DigiTerra. From left to right back row: Dave Holly, Penguin Putnam; Broc Pittsford, DigiTerra; Gary Tawes, Penguin Putnam and Jack Kapp, Penguin Putnam.



From left to right: John Kitts, Sunrise Medical, President North American Operations; Geoff Cooper, Sunrise Medical, VP Global IT & Chief Information Officer; James Fetter, Sunrise Medical, Executive VP & Chief Financial Officer; Mark Heyvaert, DigiTerra, Director of Client Development; Jeff Hermance, DigiTerra, Vice President & JD Edwards Practice Leader; Mike Mayoras, DigiTerra, President

Based on the success of these solutions, DigiTerra consultants are currently working to implement similar capability with Penguin Group's newest company, Dorling Kindersley, located near Nashville.

DigiTerra impresses newer clients as well, including Sunrise Medical (see picture inset), one of the world's largest manufacturers of home care and extended care products. Sunrise Medical called on DigiTerra, and partner J.D. Edwards, to implement a manufacturing and distribution solution that could be standardized across the business to improve revenues and reduce operating costs. As DigiTerra continues to meet key milestones, Sunrise Medical is benefiting from a single business environment that still allows for flexibility among its operations.

POSITIONED FOR 2002

DigiTerra has refined its business model to differentiate itself in the marketplace and drive continued growth and profitability. DigiTerra will focus on three areas to maximize natural cross-selling opportunities within its client base:

Enterprise-Level Package Software for Middle-Market Clients – Working primarily with leading software partners Lawson and J.D. Edwards, DigiTerra helps companies assess, design, implement and maintain mission-critical operations, including financial systems, payroll, manufacturing, distribution and human resources. DigiTerra has completed thousands of middle-market enterprise software implementations, facilitating seamless data sharing and laying the foundation for e-Business initiatives.

We will either find a way, or make one.

Hannibal

Supply Chain Management – In a market that's projected to grow in double digit percents over the next five years, DigiTerra is well positioned to capture market share in this area. For over a decade, DigiTerra's innovative supply chain management solutions have focused on forecasting, warehouse management, visibility, ordering/fulfillment, demand planning, transportation and infrastructure. Central to its approach is a focus on increasing a client's visibility into the entire supply chain, and their ROI.

Technology Solutions – DigiTerra also helps clients select, configure and design platform-related solutions for their businesses, including hardware, software, network and security infrastructure. As an authorized reseller of selected technology products, DigiTerra has an in-depth understanding of the most efficient and cost-effective solutions to meet clients' needs. Vendor agnostic in its understanding and ability to work with all types of technology, DigiTerra maintains partnerships with leading technology vendors and provides comprehensive support for their product lines, including IBM, Hewlett-Packard, Sun and Intermec.

DIGITERRA'S DIFFERENTIATED INTEGRATION CAPABILITIES

In addition to client-led services in these three areas, DigiTerra has also earned a reputation for providing integration services that are *second-to-none.* Perhaps more than any other capability, this ability to link front and back-office systems, legacy components with new technology and multiple vendors' platforms and packages, has set DigiTerra apart in the marketplace.

Based on its successes with many clients, DigiTerra has developed a proprietary new tool called DigiBroker© that will formally launch in 2002. This tool — and the integration services DigiTerra provides — is positioning DigiTerra as a company that helps its clients make the most of their existing information technology infrastructure, vital at a time when capital spending is forecast to make a slow recovery.

PARTNERSHIPS

DigiTerra continues its strong relationships with industry leaders in software and hardware, particularly in middle-market solutions, including:

- Lawson – a leading *Enterprise Consulting Partner.* A full-service, seven-year partner with multiple agreements for implementation, upgrade and support, including a unique partnership in 2001 for Euro currency conversions.
- J.D. Edwards – a significant partner for this middle-market enterprise software giant; Market Influence Partner of the Year – 2000. Our current status is *Consulting Alliance Partner*, their top-tier level.
- Supply Chain Partners, including Manhattan, Provia and Adexa.
- IBM – Premier partner for e-Server technology and Software Solutions.
- Hewlett-Packard – Best in Class Partner.

DIGITERRA'S GROWTH OPPORTUNITIES

DigiTerra will continue to cultivate *vertical market opportunities,* especially in *Finance, Healthcare, Manufacturing, Public Sector and Government, Publishing, Retail, Services and Utilities.* For example, in partnership with J.D. Edwards, DigiTerra has launched a new solution for the agribusiness industry, which helps manage critical relationships with consolidators and manufacturers and their growers.

DigiTerra will also continue to hone its *middle-market focus,* selling deeper into its existing and embedded base of customers. The goal is to increase market influence, effectively offering more value earlier in the cycle. In addition, our marketing and sales teams are working together to increase market awareness, generate new leads and close a higher percentage of opportunities.

Business development efforts will include increasing emphasis on opportunities in the *U.K. and Europe.* DigiTerra's calculated expansion into Europe, leading with our Lawson and J.D. Edwards expertise, has driven several new projects that link global operations for clients with significant resources in the U.S. and Europe.

DIGITERRA SUMMARY AND OUTLOOK

Perhaps our greatest growth potential comes from the *unique value proposition* DigiTerra brings to our more than 1,500 current and past clients. Unlike other IT consultants who focus only regionally, or offer one type of service, and with only one partner, DigiTerra brings expertise across the value chain of middle-market enterprise software, Supply Chain and Technology Solutions, with both broad-based and best-of-breed partners. These key differentiators, coupled with strong backing from CIBER, bode well for DigiTerra's success in 2002.

Man's mind stretched to a new idea never goes back to its original dimension.

O.W. Holmes

"Solution Partners" did it again! Finishing its second year in the CIBER family, Solution Partners again outperformed a very ambitious budget. Sales went from $8 million in 2000 to $12 million in 2001, a 50% revenue increase.

2001 was also the year of international expansion in Europe. Offices were opened in Cologne, Germany and Budapest, Hungary. Both offices are now fully operational and well underway to match the Dutch successes. Also, in September 2001, our United Kingdom office was acquired as part of the Aris business combination.

In order to brand the CIBER name more prominently in Europe, we decided to change our trade name from Solution Partners to "CIBER Solution Partners" for all European subsidiaries effective January 2002. (As an abbreviation, CIBERSP is sometimes used). Our European website offers more information on this: www.cibersp.com.

NETHERLANDS

Following another good year, a second office was opened in Nieuwegein, near Amsterdam. Rather then extending the existing office in Eindhoven, a second location in the middle of the country was chosen, this to be closer to several larger customers as well as having more access to skilled consultants.

One of the focus areas of CIBER Solution Partners is e-procurement. Though general market demand for these services was weak for 2001, CIBER Solution Partners managed to be the main supplier in this market. The first three Dutch SAP e-procurement projects have all been realized with the help of CIBER Solution Partners.



Sitting from left to right: Michael Meijerink, CIBER Solution Partners; Ton van der Voort, CIBER Solution Partners. Standing left to right: Sandra Fidom, Heineken Technical Services; Kees Sterke, CIBER Solution Partners; George Fruitman, Heineken Technical Services; Wim Priem, CIBER Solution Partners.

The first three Dutch SAP e-procurement projects have all been realized with the help of CIBER Solution Partners. One of these projects was with Heineken Technical Services (see picture inset).

CUSTOM SERVICES

Our newest activity, Custom Services (CS), experienced strong growth in 2001. We have been active in almost all additional custom development work for one of the biggest Dutch companies, Essent Energy (see picture inset). As the energy market in Holland is well underway to be liberated, our CS group plays an important role in preparing Essent for this new customer environment.



Iwan van Heeswijk, CIBER Solution Partners and Frans Schoot, Essent Energy.

SAP SOUTH

The SAP South group performed well again. Guiding Philips Lighting (see picture inset) on their multi-million Euro pan-European implementation, the team is now adding additional applications like CRM and e-procurement on a pan-European level. CRM has been an exciting challenge, as CIBER Solution Partners has been able to provide all skills necessary: technical skills from the CS group combined with functional ones from the SAP South group. The unique skills CIBER Solution Partners has in this arena are now being marketed throughout Europe.

The Philips Lighting supply chain implementation itself now covers almost all of Europe. Over a dozen countries are installed, on time and on budget!

SAP NORTH

The SAP North group put a new service offering in the market in 2001. After a profound selection process, SAP was implemented at an accountancy organization! This way the path is paved for all PSOs (Professional Service Organizations) to be brought to the next automation level by the combination of SAP and CIBER Solution Partners. We also use this PSO solution ourselves, which includes time-writing for our consultants through the Internet.

Our team also completed other key projects at various customers, including ABZ, the IT solution provider for the insurance industry. (See picture inset).



Kees van Mierlo, CIBER Solution Partners and Teus Kleijn, ABZ.



Ronald Udo, Philips Lighting and Frank van Dooremolen, CIBER Solution Partners.



GERMANY

In the exciting and dynamic German market we find over 80 million inhabitants, thus being the biggest market in Europe. Late 2000, CIBER US and Europe decided that Germany should be added to the CIBER portfolio. After searching for a preferred route, in summer 2001 CIBER Solution Partners Germany started up.

Our initial team originated from an e-procurement company, specialized in providing additional services for e-marketplaces. The focus of the German team is services in the e-procurement arena, alongside a SAP consultancy in the standard modules.

In order to have a clear proposition to potential customers, a proprietary ROI tool has been developed. In just two days, a team of two can perform an assessment on potential savings in a prospect's procurement process. The results of the assessment are then presented to the management team. This way the business rationale is made clear to the customer and the decision to implement an e-procurement solution is well founded. Our first major success was when our team acquired Porsche, in Stuttgart, as a customer. We believe more well known names in German industry are about to follow...

HUNGARY

Wrapping up our first partial year in Hungary was a suitable time to shortly glance back at the first 6 months of operation, and more importantly look ahead at the challenges awaiting in 2002. We are pleased to see and say that the objectives set in June at the start of our business were met.

Most of our initial months were spent on a SAP migration project at our first strategic client, MÉBIT, one of the largest Life & Pension Insurance companies in Hungary, where the IT department, headed by COO Mr. Ákos Szönyi (see picture inset), continues to lead the charge subsequent to an acquisition by Britain's CGNU. The project was concluded successfully within time and budget to the fullest satisfaction of the client. MÉBIT has indicated its trust in our capabilities and will continue to use our services in 2002.



From left to right: James Sharpe, Managing Director of CIBER Solution Partners Hungary; Ákos Szönyi, COO MÉBIT Hungarian Life and Pension Insurance, Co. Ltd. and Krisztián Mosonyi, Sales Manager of CIBER Solution Partners Hungary.

We believe it is a good habit to focus on the future rather than spending any more words about the past, especially when objectives have been met. Therefore, it is important to conclude that CIBER Solution Partners Hungary has laid down a healthy basis for growth in 2002. New opportunities at strategic clients, a sound overflow of 2001 business, combined with an awareness of the necessity of putting into place a business model that we believe will maneuver us into a position to attack the market and become serious contenders on the Central European IT market, is our 2002 ambition.



CIBER SOLUTION PARTNERS U.K.

A Microsoft Gold Certified Partner with over 10 years experience, CIBER Solution Partners U.K. has delivered enterprise solutions to companies in the U.K. and Euroland. With our focus on knowledge, commerce and infrastructure, we use Microsoft's .NET platform, .NET servers, and development products to deliver a range of enterprise and Internet solutions, including content management, collaboration, consumer commerce, procurement, business intelligence and enterprise application integration. From our offices in Oxford and London, we provide expertise in Commerce Server, XML, BizTalk Server, SharePoint Portal Server, Content Management Server, SQL Server, Exchange Server, Windows 2000, Windows XP, and other Microsoft technologies.

MICROSOFT GOLD PARTNER

CIBER Solution Partners U.K. is one of only a handful of companies to achieve *Microsoft Gold Partner* status in two categories — commerce and collaboration.

Kevin McDaniel, Microsoft's Partner Business Development Manager says: "Microsoft values the pragmatic, yet innovative approach CIBER Solution Partners U.K. takes to new opportunities and new marketplaces. CIBER Solution Partners' industry leading technical skills, supported by their high quality processes and systems give us great confidence in their ability to develop today's complex business solutions and deliver real business value."

"We have seen a continuing commitment from CIBER Solution Partners U.K. to develop excellence in high-end, leading edge technologies — a strategy which is blossoming into first class relationships with market leading areas inside Microsoft, such as the Network Systems Group who focus on telecommunications and ISPs. The future looks strong — I am convinced that CIBER Solution Partners U.K. is in an ideal position to continue their success with Microsoft technologies in an ever more complex world."

SERVICE OFFERINGS AND CLIENTS

CIBER Solution Partners U.K. develops custom-built applications for:

Commerce – procurement and online commerce, including supply chain integration enterprise integration, supplier enablement and business integration.

Knowledge – innovative collaboration and content management solutions encompassing enterprise, Internet, intranet and extranet.

Infrastructure – enterprise and Internet business infrastructure.

Web services – enabling websites to work together in an intelligent way.

CIBER Solution Partners U.K. has a track record of providing top results for our extensive list of clients, including the Salvation Army, Walkers Snack Foods, WilliamsF1, YORK Europe, Pera and Blackwell Publishing.

ADDING HORSEPOWER TO WILLIAMS F1 WEBSITE

"At WilliamsF1, we continually strive for excellence in design, engineering and teamwork. The web project that we started this year has clearly shown that CIBER Solution Partners shares these aspirations. CIBER Solution Partners has produced for us a world class website that is benefiting our partners and communicating to a vast number of supporters." Frank Williams, Williams F1

The 2001 Formula One season saw a new sponsor (BMW) for the WilliamsF1 team, a new race car (the FW23) and a new website designed by CIBER Solution Partners U.K. (www.bmw.williamsf1.com).

The challenge given to CIBER Solution Partners U.K. was to design a robust and scalable infrastructure for the site and then to develop its content management facilities, allowing WilliamsF1 to add and update their own reports, pictures, and race results from hotels, race track media centres — and even from the pit lane.


Castrol
REUTERS
Castrol
COMPAQ

Mark Livesey, Brand Manager/New Media Manager of Williams F1 and Wayne Gallaway, Senior Practice Manager of CIBER Solution Partners U.K.

Building on the success of the 2001 project, CIBER Solution Partners U.K. is now developing significant new features for 2002. These include multilingual support for international BMW WilliamsF1 team fans, and password-protected areas for employees of sponsor organizations, giving them unique content and value added services. Microsoft .NET technologies will be used to develop these features.

CIBER'S PAN-EUROPEAN PROGRESS

Although we are active in Europe and performing very well with offices in four countries, and we deliver services in over a dozen, we believe we are "under-weighted" in Europe as to CIBER's overall business model. A goal for 2002 is to increase our European operations of CIBER's total revenue; by 2005 we hope to enjoy 10-15% of our worldwide revenue from Europe.

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share data	Year ended June 30, 1999	Six months ended December 31, 1999	Years ended December 31, 2000	Years ended December 31, 2001
Consulting services	$ 660,384	$ 341,123	$ 586,481	$ 526,615
Other revenues	59,277	20,877	35,053	32,260
Total revenues	719,661	362,000	621,534	558,875
Cost of consulting services	423,131	229,853	401,359	369,086
Cost of other revenues	40,176	12,239	20,719	18,290
Selling, general and administrative expenses	157,959	83,929	158,553	153,697
Amortization of intangible assets	7,520	6,754	14,032	12,155
Other charges	1,535	–	83,768	3,051
Operating income (loss)	89,340	29,225	(56,897)	2,596
Interest income	2,640	920	1,093	526
Interest expense	–	(190)	(436)	(432)
Other income, net	–	778	381	167
Income (loss) before income taxes	91,980	30,733	(55,859)	2,857
Income tax expense	37,485	13,090	10,916	1,173
Net income (loss)	$ 54,495	$ 17,643	$ (66,775)	$ 1,684
Earnings (loss) per share – basic	$ 0.98	$ 0.31	$ (1.15)	$ 0.03
Earnings (loss) per share – diluted	$ 0.95	$ 0.30	$ (1.15)	$ 0.03
Weighted average shares – basic	55,362	57,345	57,900	58,191
Weighted average shares – diluted	57,141	58,496	57,900	58,698

CONSOLIDATED BALANCE SHEETS

In thousands, except share data	December 31, 2000	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 19,193	$ 9,369
Accounts receivable, net	127,217	135,334
Prepaid expenses and other current assets	5,689	9,598
Income taxes refundable	2,775	3,531
Deferred income taxes	2,538	2,933
Total current assets	157,412	160,765
Property and equipment, at cost	55,388	64,467
Less accumulated depreciation and amortization	(30,082)	(38,797)
Net property and equipment	25,306	25,670
Intangible assets, net	137,057	169,424
Deferred income taxes	3,173	8,301
Other assets	3,399	4,591
Total assets	$ 326,347	$ 368,751
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 17,092	$ 17,706
Accrued compensation and related liabilities	24,342	25,108
Other accrued expenses and liabilities	12,488	15,761
Income taxes payable	572	252
Total current liabilities	54,494	58,827
Bank line of credit	–	18,634
Total liabilities	54,494	77,461
Minority interest	836	–
Contingent redemption value of put options	775	–
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.01 par value, 5,000,000 shares authorized, no shares issued	–	–
Common stock, $0.01 par value, 100,000,000 shares authorized, 59,579,000 and 60,967,000 shares issued	596	610
Additional paid-in capital	229,732	241,316
Retained earnings	70,098	54,385
Accumulated other comprehensive loss	(1,470)	(1,701)
Treasury stock, 2,804,000, and 512,000 shares, at cost	(28,714)	(3,320)
Total shareholders' equity	270,242	291,290
Total liabilities and shareholders' equity	$ 326,347	$ 368,751

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In thousands	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholder's Equity
Balances at June 30, 1998	52,248	522	93,889	71,433	–	–	165,844
Employee stock purchases and options exercised	1,435	14	14,738	(3,225)	–	3,225	14,752
Acquisition consideration	4,286	43	106,492	(96)	–	1,049	107,488
Immaterial pooling of interests	961	10	806	–	–	–	816
Tax benefit from exercise of stock options	–	–	5,499	–	–	–	5,499
Stock compensation expense	3	–	395	–	–	–	395
Stock options exchanged for compensation	–	–	833	–	–	–	833
Net income	–	–	–	54,495	–	–	54,495
Purchases of treasury stock	–	–	–	–	–	(12,986)	(12,986)
Balances at June 30, 1999	58,933	589	222,652	122,607	–	(8,712)	337,136
Employee stock purchases and options exercised	457	4	4,485	(923)	–	7,326	10,892
Acquisition consideration	–	–	1,590	(15)	–	9,850	11,425
Tax benefit from exercise of stock options	–	–	1,664	–	–	–	1,664
Stock compensation expense	24	1	224	–	–	–	225
Net income	–	–	–	17,643	–	–	17,643
Purchases of treasury stock	–	–	–	–	–	(36,729)	(36,729)
Balances at December 31, 1999	59,414	594	230,615	139,312	–	(28,265)	342,256
Net loss	–	–	–	(66,775)	–	–	(66,775)
Unrealized loss on investments, net of $353 tax	–	–	–	–	(529)	–	(529)
Foreign currency translation	–	–	–	–	(941)	–	(941)
Comprehensive loss							(68,245)
Employee stock purchases and options exercised	160	2	(313)	(2,439)	–	13,670	10,920
Gain on sale of stock by subsidiary	–	–	71	–	–	–	71
Tax benefit from exercise of stock options	–	–	389	–	–	–	389
Sales and settlement of put options	–	–	(444)	–	–	–	(444)
Contingent liability for put options	–	–	(775)	–	–	–	(775)
Stock compensation expense	5	–	189	–	–	–	189
Purchases of treasury stock	–	–	–	–	–	(14,119)	(14,119)
Balances at December 31, 2000	59,579	596	229,732	70,098	(1,470)	(28,714)	270,242
Net income	–	–	–	1,684	–	–	1,684
Unrealized gain on investments, net of $176 tax	–	–	–	–	370	–	370
Foreign currency translation	–	–	–	–	(601)	–	(601)
Comprehensive income							1,453
Acquisition consideration	1,386	14	9,393	(3,904)	–	16,197	21,700
Employee stock purchases and options exercised	1	–	(119)	(13,028)	–	20,074	6,927
Tax benefit from exercise of stock options	–	–	1,412	–	–	–	1,412
Contingent liability for put options	–	–	775	–	–	–	775
Stock compensation expense	1	–	123	(465)	–	1,090	748
Purchases of treasury stock	–	–	–	–	–	(11,967)	(11,967)
Balances at December 31, 2001	60,967	$610	$241,316	$54,385	$ (1,701)	$ (3,320)	$291,290

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	Year ended June 30, 1999	Six months ended December 31, 1999	Years ended December 31, 2000	2001
Operating activities:				
Net income (loss)	$ 54,495	$ 17,643	$ (66,775)	$ 1,684
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Goodwill impairment charge	–	–	80,773	–
Depreciation	7,590	4,443	9,190	9,441
Amortization of intangible assets	7,520	6,754	14,032	12,155
Deferred income taxes	(2,049)	(77)	(716)	(221)
Other, net	395	(598)	(782)	1,100
Changes in operating assets and liabilities, net of the effect of acquisitions:				
Accounts receivable	(17,789)	17,295	10,881	24,353
Other current and long-term assets	416	(3,968)	(2,103)	(1,711)
Accounts payable	1,782	4,420	850	(4,391)
Accrued compensation and related liabilities	9,212	(7,446)	(7,045)	(6,910)
Other accrued expenses and liabilities	(4,211)	(5,782)	3,563	(10,181)
Deferred revenues	(247)	(1,760)	147	–
Income taxes payable/refundable	6,252	(2,227)	(5,565)	1,035
Net cash provided by operating activities	63,366	28,697	36,450	26,354
Investing activities:				
Acquisitions, net of cash acquired	(26,500)	(60,090)	(16,184)	(49,959)
Purchases of property and equipment, net	(13,972)	(7,218)	(8,474)	(5,962)
Sale of building, net	–	–	–	5,828
Repayment of advances to Agilera	–	–	9,908	–
Collection of note receivable	–	–	2,000	–
Purchases of investments	–	–	(463)	(885)
Sales of investments	–	–	2,001	1,218
Net cash used in investing activities	(40,472)	(67,308)	(11,212)	(49,760)
Financing activities:				
Employee stock purchases and options exercised	14,752	10,892	10,920	6,927
Sale of stock by subsidiary	–	–	123	–
Proceeds from sale of put options	–	–	692	–
Cash settlement of put options	–	–	(1,136)	–
Net borrowings (payments) on short term bank line of credit	–	5,355	(5,355)	–
Borrowings on long term bank line of credit	–	–	–	79,910
Payments on long term bank line of credit	–	–	–	(61,276)
Debt issuance costs paid	–	–	–	(613)
Purchases of treasury stock	(12,986)	(36,729)	(14,119)	(11,190)
Net cash (used in) provided by financing activities	1,766	(20,482)	(8,875)	13,758
Effect of foreign exchange rate changes on cash	–	–	(28)	(176)
Net increase (decrease) in cash and cash equivalents	24,660	(59,093)	16,335	(9,824)
Cash and cash equivalents, beginning of period	37,291	61,951	2,858	19,193
Cash and cash equivalents, end of period	$ 61,951	$ 2,858	$ 19,193	$ 9,369

QUARTERLY FINANCIAL HIGHLIGHTS

In thousands, except per share data	Quarter Ended March 31	Quarter Ended June 30	Quarter Ended September 30	Quarter Ended December 31	Total
Year ended December 31, 2001					
Revenues	$145,864	$140,009	$127,951	$145,051	$558,875
Amortization of intangible assets	3,025	3,065	3,036	3,029	12,155
Operating income (loss)	2,553	122	(1,099)	1,020	2,596
Net income (loss)	1,565	375	(591)	335	1,684
Earnings (loss) per share – diluted	$ 0.03	$ 0.01	$ (0.01)	$ 0.01	$ 0.03
Cash Earnings per share – diluted[1]	$ 0.07	$ 0.05	$ 0.03	$ 0.04	$ 0.18
Year ended December 31, 2000					
Revenues	$166,306	$157,357	$153,285	$144,586	$621,534
Amortization of intangible assets	4,046	4,041	2,931	3,014	14,032
Operating income (loss)[2]	5,493	6,894	(73,927)	4,643	(56,897)
Net income (loss)[2]	3,325	3,980	(76,888)	2,808	(66,775)
Earnings (loss) per share – diluted[2]	$ 0.06	$ 0.07	$ (1.32)	$ 0.05	$ (1.15)
Cash Earnings per share – diluted[1]	$ 0.11	$ 0.12	$ 0.10	$ 0.09	$ 0.42

[1] Cash earnings per share is calculated based on cash net income, which equals net income plus tax adjusted amortization expense and the goodwill impairment charge in 2000.

[2] September quarter included a one-time non-cash goodwill impairment charge of $80,773. Without this charge the $(1.32) would have been $.07 and the year-end total $(1.15) would have been $.24.

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

The Company's common stock is listed on the New York Stock Exchange under the symbol "CBR." The table below sets forth the high and low sales price per share of the Company's common stock for the periods indicated.

	Low	High
Year Ended December 31, 2000		
First Quarter	$17.13	$27.50
Second Quarter	12.50	21.31
Third Quarter	7.88	13.63
Fourth Quarter	3.88	8.63
Year Ended December 31, 2001		
First Quarter	4.50	6.70
Second Quarter	3.95	9.50
Third Quarter	4.50	9.10
Fourth Quarter	4.93	10.95
Year Ending December 31, 2002		
January 1 to March 8	8.10	11.55

As of December 2001, the number of beneficial owners of common stock was approximately 28,000.

The Company's policy is to retain its earnings to support the growth of the Company's business. Accordingly, the Board of Directors of the Company has never declared cash dividends on its common stock and does not presently have plans to do so.

CIBER'S BOARD OF DIRECTORS:

Bobby G. Stevenson, Chairman
Mac Slingerlend
Arch McGill **, ***
Jim Rutherford *, **
Jim Spira *, ***

*Audit Committee, **Compensation Committee, ***Nominating Committee

CORPORATE OFFICERS:

President/Chief Executive Officer/Secretary
Mac Slingerlend

SVP/Chief Financial Officer/Treasurer
Dave Durham

SVP/Administration
Pong Suvarnasorn

VP/Chief Accounting Officer
Chris Loffredo

VP/General Counsel
Susan Keesen

VP/Marketing
Robin Caputo

OPERATING OFFICERS:

CIBER Custom Branch Offices

Senior Vice President/Chief Operating Officer
Joe Mancuso

VP/National Practice Leaders
Wally Birdseye
Ed Burns
Steve Kinstler
Khalid Mansour
Rich Pachler
Jon Scarpelli
John Stubbs

VP/Business Development Directors
Joe Morone
Chris Simchick

Regional Vice Presidents
Wally Birdseye
Ed Burns
Steve Egart
Ron Frazier
Tony Hadzi
Newt Parkes
Mark Phillips
Mark Wilson

Vice President /Area Directors
Cindy Ballard
Karen Benjamin
Carla Capps

Vice President /Area Directors cont...
Jeff Clement
Jeff Edelman
Alex Evangelista
Ann Griffiths
Tyler Jackson
Tod Kerr
Jerry Kincaid
Ryan King
Steve Kinstler
Heather Kyer
Christine Locklin
Joe Marchizza
Walt McLaren
James Naylor
John Osterhout
Jerry Sciarrillo
Michalene Smith
Ron Smith
Keith Werner
Scott Youngman

Area Directors
Roger Blake
Bob Borgstede
Scott Cosman
Dave Cuviello
Annabel Eyrick

Area Directors cont...
Cyndi Geiger
Marc Lasoff
Elizabeth MacDowell
John Morrissey
Tony Phillips
Evelind Schecter
Catherine Stalker
Tom Streicher
Sally Tripp
Tim van Wyngarden
Robert Watts
Bev Wayne
Scott Wiltsey

CIBER Enterprise Solutions Division

Senior Vice President
Russ Wheeler

Vice Presidents
Ed Crump
Mike Dillon
Aaron Ellinger
Corine Goldkiller
John Sanguinetti

OPERATING OFFICERS: cont...

DigiTerra, Inc.

President
Mike Mayoras

Vice Presidents
Eric Borcherding
Jeff Hermance
Paul Robson
Davison Schopmeyer

CIBER Solution Partners

Management Board
Tom van den Berg (NL)
Rene Ritsema (NL)

Business Unit Managers
Frank van Dooremolen (NL)
Iwan van Heeswijk (NL)
Kees van Mierlo (NL)
Holger Fiederling (GE)
Oliver Lawrenz (GE)
James Sharpe (HU)
Neil Slater (UK)

Enspherics, Inc.

Executive Vice President/Operations
Dean Weiner

Executive Vice President/Technology
Ed Bassett

Contact Information

CIBER, Inc.
5251 DTC Parkway, Suite 1400
Greenwood Village, CO 80111
Tel: 303-220-0100
www.ciber.com

CIBER Enterprise Solutions Division
2125 112th Ave. NE, Suite 201
Bellevue, WA 98004
Tel: 425-990-8365
www.ciber.com

DigiTerra, Inc.
500 E. 96th Street
Indianapolis, IN 46240
Tel: 317-814-2600
www.digiterra.com

CIBER Solution Partners, BV
Frankrijkstraat 128
Eindhoven
The Netherlands 5622 AH
Tel: +31 (0) 40-2329090
www.cibersp.com

CIBER Solution Partners GmbH
Gottfried Hagen Strasse 30
51105 Köln
Germany
Tel: +49-221-447 08 09
www.cibersp.com

CIBER Solution Partners Kft
Szirtes u. 2/a
1016 Budapest
Hungary
Tel: +36-1-327 7301
www.cibersp.com

CIBER Solution Partners Ltd.
Wolsey Hall
66 Banbury Road
Oxford OX2 6PR
Tel: +44 (0) 1865 315200
www.uk.ciber.com

Enspherics, Inc.
5675 DTC Boulevard
Greenwood Village, CO 80111
Tel: 303-850-0495
www.enspherics.com

OFFICE LOCATIONS

CIBER Custom Branch Operations

Atlanta, GA (2)	Dallas, TX	Menlo Park, CA	Sacramento, CA (2)
Austin, TX	Denver, CO (3)	Minneapolis, MN	St. Louis, MO
Bloomington, IL	Detroit, MI	Orlando, FL	San Francisco, CA
Boston, MA	Edison, NJ	Philadelphia, PA	Seattle, WA
Buffalo, NY	East Hanover, NJ	Phoenix, AZ	Somerville, NJ
Charlotte, NM	Harrisburg, PA	Pittsburgh, PA	Springfield, IL
Chicago, IL	Hoboken, NJ	Providence, RI	Tallahassee, FL
Cincinnati, OH	Iselin, NJ	Raleigh, NC (2)	Tampa, FL
Cleveland, OH	Kansas City, KS	Rochester, MN	Washington, D.C. (2)
Colorado Springs, CO	Melbourne, FL	Rochester, NY	Westminster, CO
Columbus, OH			

CIBER Enterprise Solutions Division

Atlanta, GA	Concord, CA	Orange County, CA	Toronto, Ontario
Chicago, IL	Dallas, TX	Philadelphia, PA	Vancouver, B.C.
Cincinnati, OH	Denver, CO	Seattle, WA	

DigiTerra, Inc.

Atlanta, GA	Dallas, TX	Orange County, CA	South Bend, IN
Chicago, IL	Denver, CO	Parsippany, NY	London, England
Cincinnati, OH	Indianapolis, IN	Santa Ana, CA	

CIBER Solution Partners

Eindhoven, Netherlands	Cologne, Germany	Budapest, Hungary	Oxford, England
Nieuwegein, Netherlands			London, England

Enspherics, Inc. (80% owned)

Denver, CO

Additional financial information, including our audited consolidated financial statements and notes thereto, and management's discussion and analysis can be found in our December 31, 2001 Form 10-K filed with the Securities and Exchange Commission. Our Form 10-K can be accessed through the SEC's web site at www.sec.gov/edgar.shmtl or copies can be obtained without charge by writing to the Investor Relations Department at CIBER, Inc. or by calling 303-220-0100. Please look for periodic additional communications on the Internet at http://www.ciber.com.

Annual Meeting

The Annual Meeting of Shareholders will be held at 9:30 a.m. Mountain Time on May 2, 2002 via the Internet at www.ciber.com/cbr/annualmeeting.

Transfer Agent
UMB Bank
Kansas City, MO

Auditors
KPMG LLP
Denver, CO

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Forward-looking statements involve risks and uncertainties that could cause actual results to vary materially from such statements. Please refer to discussions of certain of these risks and uncertainties in the Company's press releases, quarterly and annual reports, 10-Ks, 10-Qs and other Securities and Exchange Commissions filings.

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